news release

Zi Corporation Licenses Embedded Text Input
Technologies to Leading EMS Provider

Zi Corporation to Supply eZiTap™ and eZiText® Predictive Text Input Technologies

BEIJING, HONG KONG AND CALGARY, AB, CANADA, December 30, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that Flextronics has signed a global license agreement to use its eZiTap™ and eZiText® solutions. Flextronics is the leading Electronics Manufacturing Services (EMS) provider focused on delivering innovative design and manufacturing services to technology companies.

The license agreement for eZiTap and eZiText technologies includes a number of innovative and first-to-market features that Zi has developed. These features include personalization and learning dictionaries, word completion and next word prediction; as well as, dual language messaging, which allow simultaneous use of two alphabetic languages without any mode changes by the user.

"We are pleased to be a key supplier of Flextronics for its global development of handsets," said Glen Morgan, senior vice president of global sales and marketing for Zi Corporation. "Our goal is that millions more wireless users will experience the real-world benefits of Zi's innovative technologies and the unmatched usability it brings to their handsets."

"Zi Corporation and its easy-to-use, predictive text products have an excellent reputation throughout the electronics and intelligent interface industries," said Tom Deitrich, vice president of ODM products for Flextronics.

eZiText and eZiTap provide users with the power of predictive texting through one-touch or multi-tap input, respectively. Incorporating text input technology into mobile devices enables manufacturers and telecom carriers to provide consumers with richer, more personalized text input experiences. In combination with its language databases, Zi's predictive input technology can be made available in almost any written language. To date, Zi offers 41 written languages to customers around the world.

About Zi Corporation
 Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTap and eZiText, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the NASDAQ National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR
Brian Dolby / Helen Lyman Smith (technology media)
+44 (0) 115 950 8399
brian@gbcspr.com / helen@gbcspr.com

Allen & Caron Inc
Jill Bertotti (investors)
jill@allencaron.com

Len Hall (business media)
len@allencaron.com
(949) 474-4300

Intelligent Interface Solutions